October 6, 2016

VIA EDGAR

Sharon M. Blume
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Innovus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-52991

Dear Ms. Blume:

On behalf of Innovus Pharmaceuticals, Inc. (“Innovus” or the “Company), I confirm receipt on September 30, 2016 of your comment letter dated September 30, 2016, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as described above. Set forth below is our response to your comment letter. To assist in your review, the Company has included below the text of the Staff’s comments in bold.

Notes to Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-12

1.
Please clarify your accounting policy with respect to eligible milestone payments under your various license agreements. In this regard, your accounting policy disclosure indicates that you do not apply the milestone method under ASC 605-28, as the milestones are sales-based and are not based on the vendor’s performance. However, in Note 2, you specifically disclose the application of the milestone method to at least two of your license agreements – CRI and Sothema Laboratories. As part of your response, please explain how you determined whether such sales-based milestones meet the definition of a milestone in ASC 605-28.

Response: In accordance with ASC 605-28, a milestone is defined as an event having all of the following characteristics:

1.
There is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. A vendor’s assessment that it expects to achieve a milestone does not necessarily mean that there is not substantive uncertainty associated with achieving the milestone.

2.
The event can only be achieved based in whole or in part on either of the following:
a.
The vendor’s performance;
b.
A specific outcome resulting from the vendor’s performance.

3.
 If achieved, the event would result in additional payments being due to the vendor.

A milestone does not include events for which the occurrence is either of the following:

1.
Contingently solely upon the passage of time;
2.
The result of a counterparty’s performance.

Upon further research of authoritative guidance and review of the specific license agreements, the Company believes that it was imprecise in the use of the term milestone pursuant to ASC 605-28 in the Note 2 of the footnotes to its financial statements. The license agreements provide the licensees with the right to commercialize the products in the respective territories. The milestones included in the license agreements are sales-based and are not a research and development deliverable. The triggering event for the sales-based milestones cannot only be achieved in whole or in part by our performance or a specific outcome from our performance. The sales-based milestones are a direct result of the licensee’s performance as we have no involvement in the commercialization of the products in the territories under the license agreement. Since the achievement of the sales-based milestones is not based in whole or in part on the Company’s performance, the sales-based milestones do not meet the definition of a milestone and therefore are not accounted for under ASC 625-28.

In future periodic reports filed with the Securities and Exchange Commission, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which the Company intends to file on or about November 14, 2016, the Company plans to include the following disclosure clarifying its revenue recognition policy in the Note 1 of the footnotes to its financial statements:

Revenue Recognition and Deferred Revenue

The Company generates revenues from product sales and the licensing of the rights to market and commercialize its products.

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) title to the product has passed or services have been rendered; (3) price to the buyer is fixed or determinable and (4) collectability is reasonably assured.

Product Sales: The Company ships product to its wholesale and retail customers pursuant to purchase agreements or orders. Revenue from sales transactions where the buyer has the right to return the product is recognized at the time of sale only if (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer and (6) the amount of future returns can be reasonably estimated.

License Revenues: The license agreements the Company enters into normally generate three separate components of revenue: 1) an initial payment due on signing or when certain specific conditions are met; 2) royalties that are earned on an ongoing basis as sales are made or a pre-agreed transfer price and 3) sales-based milestone payments that are earned when cumulative sales reach certain levels. Revenue from the initial payments or licensing fee is recognized when all required conditions are met. Royalties are recognized as earned based on the licensee’s sales. Revenue from the sales-based milestone payments is recognized when the cumulative revenue levels are reached. The achievement of the sales-based milestone underlying the payment to be received predominantly relates to the licensee’s performance of future commercial activities. FASB ASC 605-28, Milestone Method, (“ASC 605-28”) is not used by the Company as these milestones do not meet the definition of a milestone under ASC 605-28 as they are sales-based and similar to a royalty and the achievement of the sales levels is neither based, in whole or in part, on our performance, a specific outcome resulting from our performance, nor is it a research or development deliverable.

In future periodic reports filed with the Securities and Exchange Commission, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which the Company intends to file on or about November 14, 2016, the Company plans to include the following disclosure in the Note 2 of the footnotes to its financial statements clarifying the accounting treatment for the sales-based milestone payments to be received under the license agreements with Sothema Laboratories and Orimed Pharma:

Sothema Laboratories Agreement

On September 23, 2014, the Company entered into an exclusive license agreement with Sothema Laboratories, SARL, a Moroccan publicly traded company (“Sothema”), under which Innovus granted to Sothema an exclusive license to market and sell Innovus’ topical treatment for Female Sexual Interest/Arousal Disorder (“FSI/AD”) (based on the latest Canadian approval of the indication), Zestra® and its high viscosity low osmolality water-based lubricant Zestra Glide® in the North African countries of Egypt, Morocco, Algeria, Tunisia and Libya, the Middle Eastern countries of Iraq, Jordan, Saudi Arabia and the United Arab Emirates and the West African countries of Benin, Burkina Faso, Cape Verde, Gambia, Ghana, Guinea, Guinea-Bissau, Ivory Coast, Liberia, Mali, Niger, Nigeria, Senegal, Sierra Leone and Togo (collectively the “Territory”).

Under the agreement, Innovus received an upfront payment and is eligible to receive up to approximately $171 million dollars upon and subject to the achievement of sales milestones based on cumulative supplied units of the licensed products in the Territory, plus a pre-negotiated transfer price per unit.

As the sales-based milestones do not meet the definition of a milestone under ASC 605-28, the Company will recognize the revenue from the milestone payments when the cumulative supplied units volume is met. During the years ended December 31, 2015 and 2014, the Company recognized $0 and $200,000, respectively, in license fees related to this agreement, and no revenue was recognized for the sales milestones of the agreement.  We believe the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future sales-based milestones.

Orimed Pharma Agreement

On September 18, 2014, the Company entered into an exclusive license agreement with Orimed Pharma (“Orimed”), an affiliate of JAMP Pharma, under which Innovus granted to Orimed an exclusive license to market and sell in Canada, Innovus’ (a) topical treatment for FSI/AD, Zestra®, (b) topical treatment for premature ejaculation, EjectDelay®, (c) product Sensum+™ to increase penile sensitivity and (d) high viscosity low osmolality water-based lubricant, Zestra Glide®.

Under the agreement, Innovus received an upfront payment and is eligible to receive up to approximately CN $94.5 million ($68.2 million USD based on December 31, 2015 exchange rate) upon and subject to the achievement of sales milestones based on cumulative gross sales in Canada by Orimed plus double-digit tiered royalties based on Orimed’s cumulative net sales in Canada.

As the sales-based milestones do not meet the definition of a milestone under ASC 605-28, the Company will recognize the revenue from the milestone payments when the cumulative gross sales volume is met. The Company will recognize the revenue from the royalty payments on a quarterly basis when the cumulative net sales have been met.  During the years ended December 31, 2015 and 2014, under this agreement the Company recognized $0 and $100,000, respectively, in license fees, $2,000 and $0 in royalty payments, respectively, and no revenue was recognized for the sales-based milestones. We believe the amount of the upfront payment received is reasonable compared to the amounts to be received upon obtainment of future sales-based milestones.

*****

In connection with this response, the Company acknowledges the following:

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. If you would like additional information or desire to discuss the Company’s responses to your comments, please contact the undersigned via telephone at (858) 249-7871 or via e-mail at rhoffman@innovuspharma.com.

Respectfully submitted,

/s/ Robert E. Hoffman

Robert E. Hoffman
Executive Vice President and Chief Financial Officer
Innovus Pharmaceuticals, Inc.
9171 Towne Centre Drive, Suite 440
San Diego, CA 92122

Cc: Bassam Damaj, Ph.D., President and Chief Executive Officer